January 16, 2025

Charles A. Williams
Chief Executive Officer
Northpointe Bancshares, Inc.
3333 Deposit Drive Northeast
Grand Rapids, MI 49546

       Re: Northpointe Bancshares, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 20, 2024
           CIK No. 0001336706
Dear Charles A. Williams:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on the NYSE.
       In addition, clarify when you expect to apply to list on the NYSE.
2. We note your statement that you "have not independently verified" publications, research, surveys and studies conducted by third parties, and investors are "cautioned not to give undue weight to such information, estimates or projections." Such statement may imply an inappropriate disclaimer of liability for such third-party information. Please revise to remove any implication that investors are not entitled to rely on information in your registration statement.
 January 16, 2025
Page 2
3. We note your placeholder for the initial public offering price on the cover page, indicating a bona fide estimate of the range of the maximum offering price. However, the cover page does not include any price disclosure for the selling shareholders.
       Please tell us whether the selling shareholders plan to sell their shares at a fixed price, and if so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which selling shareholders will sell their shares and revise the cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the
       alternative, please confirm that the selling shareholders will not make any sales until the shares are listed on the NYSE, and revise the cover page to clarify that such selling shareholders will sell their shares at prevailing market prices once trading of your common stock begins.
4. We note that on the cover page and elsewhere throughout the registration statement, you state that you and the selling shareholders will be offering shares of your common stock. We further note your disclosure on page 133 that you have both "voting" and
       "non-voting" common stock. Please revise your disclosure on the cover page and elsewhere as appropriate to clarify which type of common stock is being offered.
5. Please state the nature of the underwriting on the cover page and elsewhere as applicable.
Retail Banking, including Residential Lending and our All-in-One ("AIO") Loan, page 3

6.     We note your disclosure that AIO loans have variable payments based on upon
       average daily balance. Please revise to clarify if these loans require a monthly payment and to clarify the typical expected contractual maturity term.
7.     We note your disclosure that AIO loans include the daily sweep of funds from a
       deposit checking account to paydown the AIO loan balance when funds are deposited or are not needed. Please revise to provide additional information regarding this sweep including whether you typically sweep the entire balance of the deposit checking account and how you determine whether funds in the deposit
account    are
       needed.    Additionally, clarify why an AIO borrower would use the
linked-account
       as their primary bank account    if any balance is swept on a daily
basis to pay down an
       AIO loan which would appear to reduce a borrower's liquidity.
Positioned for Forecasted Growth within a Highly Fragmented Industry, page 6

8. Please balance your discussion with disclosure from the later part of the second full paragraph on page 9. For example, you state, "Our latest 12 months of retail production was $2.1 billion, which is below our peak of $7.4 billion realized in 2021."
       While you indicate that you are positioned for forecasted growth if mortgage rates decline, there is no guarantee that this will happen as recent rates have increased.
Liquidity risks could affect operations, page 25

9. Please revise the heading and the first paragraph to indicate that deposits are your primary source of funding and that the deposits substantially consist of brokered deposits.
 January 16, 2025
Page 3
We depend on the accuracy and completeness of information, page 28

10. Please include disclosure relating to your process for verifying that information provided to you is accurate.
Noninterest income, page 65

11. We note your disclosure of a decrease in level of residential mortgage originations sold in 2023 as compared to 2022 which is consistent with the loans sold information presented in the operating section of your statements of cash flows on page F-7. We also note an increase in gain on sale of loans in 2023 as compared to 2022. Please revise to provide additional information to allow an investor to understand the underlying drivers of the increased gains on sale considering the significant decrease in this activity in 2023. Refer to Item 303 of Regulation S-K and
Section III.D of SEC
       Release No. 33-6835.
Nonperforming assets, page 73

12. Please revise your disclosure to provide a discussion of the factors that drove the material changes in your nonaccrual loans. Refer to Item 1405(b) of Regulation S-K.
13. Your disclosure of the ratio of Allowance for Credit Losses to Nonaccrual loans of
       578.60% as of September 30, 2024 appears to be calculated inconsistent with the description, as the 578.60% appears to be calculated as the ratio of Nonaccrual loans
       (i.e., $70,705 thousand) to the Allowance for Credit Losses (i.e., $12,220 thousand). If true, please revise as needed to ensure the description is consistent with the calculation here and on page 28 for all periods presented. Additionally, please ensure you disclose the ratio required by Item 1405(a)(3) of Regulation S-K. Liquidity, page 82

14. Please revise to clarify how funding your mortgage warehouse loans is an additional source of liquidity.
Business
Our Operating Strategies; Competitive Advantages, page 91

15. You state that you "utilize a dynamic just-in-time funding model that sources deposits in amounts that satisfy [y]our daily, weekly, monthly and quarterly funding needs of
       [y]our loan production pipeline." Please revise your disclosure to provide additional detail regarding your just-in-time funding model and its ability to quickly fulfill your funding needs.
Principal and Selling Stockholders, page 130

16. Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each
Castle Creek
       Capital Partners VII, LP and Castle Creek Capital Partners VI, LP.
17. Please revise your disclosure here to identify the selling shareholders and provide all the appropriate information required by Item 507 of Regulation S-K. January 16, 2025
Page 4
Consolidated Balance Sheets, page F-3

18. We note your preferred stock has no par value and you present the entire amount in additional paid in capital. Please tell us how you considered whether you should present the value of preferred stock separately in the equity section of your Balance
       Sheet and Statement of Changes in Stockholders    Equity. Please cite
any guidance
       considered.

       Please contact Mengyao Lu at 202-551-3471 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-
3491 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   David Park